UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

Applied Microsystems Corporation (Name of Issuer)
Common Stock (Title of Class of Securities)
037935 10 3 (CUSIP Number)
Calendar Year 2002 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	X	] Rule 13d-1(b)
[		] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 037935 10 3

1.	Names of Reporting Persons. Orien II, L.P. I.R.S. Identification Nos. of above persons (entities only). 06-1243195

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization DE

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,215,718

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,215,718

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,718

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 16.0

12.	Type of Reporting Person PN
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SCHEDULE 13G
CUSIP No. 037935 10 3

1.	Names of Reporting Persons. Orien II Partners, L.P. I.R.S. Identification Nos. of above persons (entities only). 06-1243468

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization DE

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,215,718

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,215,718

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,718

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 16.0

12.	Type of Reporting Person PN

Orien II Partners, L.P. is the general partner of Orien II, L.P.which owns these shares. The reporting person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therin.
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SCHEDULE 13G
CUSIP No. 037935 10 3

1.	Names of Reporting Persons. Orien Venture Partners, L.P. I.R.S. Identification Nos. of above persons (entities only). 06-1243154

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization DE

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,215,718

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,215,718

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,718

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 16.0

12.	Type of Reporting Person PN

Orien Venture Partners, L.P. is the general partner of Orien II Partners, L.P. which is the general partners of Orien II, L.P., Orien II, L.P. owns these shares. The reporting person disclaims beneficial ownership of the reported securities except to the extnent of its pecuniary interest therein.
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SCHEDULE 13G
CUSIP No. 037935 10 3

1.	Names of Reporting Persons. Anthony Miadich I.R.S. Identification Nos. of above persons (entities only). NA

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,931 shares owned, 12,500 options owned

	6.	Shared Voting Power 1,215,718

	7.	Sole Dispositive Power 8,931 shares owned, 12,500 options owned

	8.	Shared Dispositive Power 1,215,718

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,237,149

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 16.3%

12.	Type of Reporting Person IN

Option to purchase 12,500 shares was granted under the Applied Microsystems Corporation Director Stock Option Plan, which is a Rule 16-b3 plan. Mr. Miadich is no longer a director of the company. Mr. Miadich is a general partner of Orien Venture Partners, L.P.
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SCHEDULE 13G
CUSIP No. 037935 10 3

1.	Names of Reporting Persons. George Kalan I.R.S. Identification Nos. of above persons (entities only). NA

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 9,108 see footnote

	6.	Shared Voting Power 1,215,718

	7.	Sole Dispositive Power 9,108 see footnote

	8.	Shared Dispositive Power 1,215,718

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,224,826

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 16.1%

12.	Type of Reporting Person IN

9,108 shares are held in trust for the reporting persons children. The reporting person's spouse is trustee of the trust. The reporting person disclaims beneficial ownership of these securities, and the filing of this report is not an admission that the reporting person is the beneficial owner of these securities.
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Item 1.
(a)	Name of Issuer Applied Microsystems
(b)	Address of Issuer's Principal Executive Offices 6244 185th Ave NE Bldg C, Suite 201 Redmond, WA 98073-9702

Item 2.
(a)

Name of Person Filing

This statement is filed by Orien II, L.P., Orien II Partners, L.P., Orien Venture Partners, L.P., Anthony Miadich and George Kalan (individually, a "Reporting Person" and collectively, the "Reporting Persons.)" Messrs. Miadich and Kalan are general partners of Orien Venture Partners, L.P. the general partner of Orien II Partners, L.P. the general partner of Orien II, L.P. and share voting and investment power over the shares held by Orien II, L.P. Messrs. Miadich and Kalan in their capacity as general partners of Orien Venture Partners, L.P. and its capacity as general partner of Orien II Partners, L.P. affirm that they together constitute a "group" (within the meaning of Section 13 (d) (3) of the Securities Exchange Act of 1934)with respect to the shares held of record by Orien II, L.P. With respect to any shares beneficially owned by Messrs. Miadich and Kalan in their respective individual capacities (other than those shares held of record by Orien II, L.p and beneficially owned by them as a result of their seriving a s general partners of Orien Venture Partners,L.P.), each of the other Reporting Persons disclaims beneficial ownership.

(b)	Address of Principal Business Office or, if none, Residence 164 Kings Highway N Westport, CT 06880
(c)	Citizenship Orien II, L.P. DE; Orien II Partners, L.P. DE; Orien Venture Partners, L.P. DE; Anthony Miadich USA; George Kalan USA
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 037935 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)

Amount beneficially owned:

         (1) As of December 31, 2002 Orien II, L. P. owned 1,215,718 shares of common stock of the Issuer (2) Anthony Miadich owned 8,931 shares of common stock of the Issuer and owned 12,500 shares subject to options issued to Mr. Miadich (3) George Kalan had no direct ownership of Common Stock of the Issuer, but his wife is the Trustee of a Trust for their children owning 9,108 shares of the issuer.

(b)	Percent of class: See item (a) above and item 11 on the respective cover plates
(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

         Mr. Miadich has sole power to vote and to dispose of the 12,500 shares that may be acquired by him upon exercise of his options and of the 8,931 shares he owns directly

(ii)

Shared power to vote or to direct the vote

         Mrssrs. Kalan and Miadich as General Partners of Orien Venture Partners, L.P. the general partner of Orien II Partners, L.P. the general Partner of Orien II, L.P. have shared voting and investment power over shares held by Orien II, L.P. 1,215,718 shares

(iii)

Sole power to dispose or to direct the disposition of

         Mr. Miadich has sole power to vote and to dispose of the 12,500 shares that may be acquired by him upon exercise of his options and of the 8,931 shares he owns directly

(iv)

Shared power to dispose or to direct the disposition of

         Mrssrs. Kalan and Miadich as General Partners of Orien Venture Partners, L.P. the general partner of Orien II Partners, L.P. the general Partner of Orien II, L.P. have share voting and investment power over shares held by Orien II, L.P. 1,215,718 shares

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction: Dissolution of a group requires a response to this item. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group

                   In accordance with Rule 13d-1(f)promulgated under the Securities Exchange Act of 1934, as amended, the persons filing this schedule agree to the joint filing on behalf of all of them of a Statment on Schedule 13G, including amendments thereto, with respect to the Common Stock of Applied Microsystems Corportation, a Washington corporation, these persons are identified as follows:

         Orien II, L.P. a Delaware Partnership
         Orien II Partners, L.P. a Delaware Partnership which is general partner of Orien II, L.P.
         Orien Venture Partners, L.P. a Delaware Parnership which is general partner of Orien II Partners, L.P.
         George Kalan, a natural person and US citizen and general partner of Orien Venture Partners, L.P.
         Anthony Miadich, a natural person and US citizen and general partner of Orien Venture Partners, L.P.

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003
Orien II, L.P.
By:	/s/ Orien II Partners, LP. by Orien Venture Partners, L.P. Orien II Partners, LP. by Orien Venture Partners, L.P.
Title:	General Partner

Orien II Partners, L.P.
By:	/s/ Orien Venture Partners, L.P. Orien Venture Partners, L.P.
Title:	General Partner

Orien Venture Partners, L.P.
By:	/s/ George Kalan George Kalan
Title:	General Partner

George Kalan
By:	/s/ George Kalan George Kalan
Anthony Miadich
By:	/s/ Anthony Miadich Anthony Miadich

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